

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2026

Robin Ross
Chief Executive Officer
Trio Petroleum Corp
23823 Malibu Road, Suite 304
Malibu, CA 90265

> **Re: Trio Petroleum Corp**
> **Registration Statement on Form S-3**
> **Filed April 3, 2026**
> **CIK No. 333-294870**

Dear Robin Ross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation